                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            SCHEDULE 13D (Amendment)

                    Under the Securities Exchange Act of 1934


                              BORDEN CHEMICALS AND
                          PLASTICS LIMITED PARTNERSHIP
                          ----------------------------
                                (Name of Issuer)


                                   Common Unit
                                   -----------
                         (Title of Class of Securities)


                                   099541 20 3
                                 --------------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                                Maun & Simon, PLC
                        2000 Midwest Plaza Building West
                                801 Nicollet Mall
                          Minneapolis, Minnesota 55402
                                 (612) 904-7400
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 27, 1999
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                     (Cover page continued on next 8 pages)

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    MARC H. KOZBERG
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    50,000

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    50,000

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        295,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.8%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    BRUCE E. HENDRY
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    1,191,300

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    1,191,300

     (10) Shared dispositive power........................    -0-
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        1,191,300
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    3.2%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    DR. DEMETRE NICOLOFF
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    142,700

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    142,700

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        387,700
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    1.1%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    G. JAMES SPINNER
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    50,000

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    50,000

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        295,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.8%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    ROBERT H. PAYMAR
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    100,000

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    100,000

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        345,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.9%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    STANLEY I. BARENBAUM
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    30,000

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    30,000

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        275,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.7%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons
(entities only)...........................................    JAMES A. POTTER
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        PF
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    USA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    60,000

     (8) Shared voting power..............................    245,000

     (9) Sole dispositive power...........................    60,000

     (10) Shared dispositive power........................    245,000
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        305,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.8%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    IN
-----------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

                              CUSIP NO. 099541 20 3

-----------------------------------------------------------------------------------------------------
(1) Names of reporting persons............................    SUMMIT CAPITAL APPRECIATION FUND LP
I.R.S. Identification Nos. of above persons
(entities only)...........................................    41-1822728
-----------------------------------------------------------------------------------------------------
(2) Check the  appropriate  box if a member of a              (a)     X
group (see instructions)                                      ---------------------------------------
                                                              (b)
-----------------------------------------------------------------------------------------------------
(3) SEC use only..........................................
-----------------------------------------------------------------------------------------------------
(4) Source of funds (see instructions)                        WC
-----------------------------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is
required pursuant to Items 2(d) or 2(e).
-----------------------------------------------------------------------------------------------------
(6) Citizenship or place of organization..................    MINNESOTA
-----------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each
reporting person with:

     (7) Sole voting power................................    245,000

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    245,000

     (10) Shared dispositive power........................    -0-
-----------------------------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by
each reporting person.                                        245,000
-----------------------------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11)
excludes certain shares (see instructions).
------------------------------------------------------------- ---------------------------------------
(13) Percent of class represented by amount in Row (11)...    0.7%
-----------------------------------------------------------------------------------------------------
(14) Type of reporting person (see instructions)..........    PN
-----------------------------------------------------------------------------------------------------

INTRODUCTION

         The members of this Section 13(d) filing group (the "Holders") originally filed a Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership (the "Issuer") on October 28, 1998. The original filing was amended on November 27, 1998, December 28, 1998 and May 10, 1999. This filing is the fourth amendment to the original Schedule 13D filing.

         Cover pages are included only to the extent that a Holder has engaged in transactions in the voting Common Units of the Issuer since the filing of the most recent Schedule 13D amendment. The Holders' responses to Items 1-4, and 6 remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         James A. Potter is now a partner in SCA Management Partners, L.L.P. ("SCA"), which is the general partner of Summit Capital Appreciation Fund, LP. The partners in SCA are now Messrs. Potter, Kozberg, Nicoloff, Spinner, Paymar and Barenbaum. All other information regarding the Holders in Item 2 of the most recent filing remains accurate.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         Information with respect to the aggregate number, and percentage, of all outstanding Common Units beneficially owned as of July 29, 1999 by each of the Holders is set forth below:

                                                                         Percentage of
         Name                               Number of Common Units     Outstanding Units
         ----                               ----------------------     -----------------
         Marc H. Kozberg                            295,000 *                  0.8%
         Bruce E. Hendry                          1,191,300                    3.2%
         Dr. Demetre Nicoloff                       387,700 *                  1.1%
         G. James Spinner                           295,000 *                  0.8%
         Robert H. Paymar                           345,000 *^                 0.9%
         Stanley I. Barenbaum                       275,000 *                  0.7%
         James A. Potter                            305,000 *@                 0.8%
         Summit Capital Appreciation
            Fund LP                                 245,000                    0.7%
         Curtis L. Carlson Foundation                71,300                    0.2%
         NAFCO Insurance Company
            Ltd. of Bermuda                          71,400                    0.2%
         Revocable Trust of Glen D. Nelson           50,000                    0.1%
         Curtis L. Carlson Octagon Trust             42,300                    0.1%
         Scott C. Gage                               15,000                 <  0.1%
         Richard C. Gage                             10,000                 <  0.1%
         Revocable Trust of Diana Nelson              5,000                 <  0.1%
         Geoffrey C. Gage                             5,000                 <  0.1%
         Wendy M. Nelson                             10,000                 <  0.1%
         Jennifer L. Nelson Trust                     7,500                 <  0.1%
         Juliet A. Nelson Trust                       7,500                 <  0.1%
         Revocable Trust of Edwin C. Gage            12,500                 <  0.1%
         Revocable Trust of Barbara C. Gage          12,500                 <  0.1%
         BCU Investments, L.L.C.                    695,100                    2.2%
         Nasser J. Kazeminy                         695,100 #                  2.2%

* Includes 245,000 Common Units owned by Summit Capital Appreciation Fund LP.
# Includes 695,100 Common Units owned by BCU Investments, L.L.C.
^ Includes 32,600 Common Units subject to call options at $10.00 per Unit expiring November 20, 1999 and 1,300 Common Units subject to call options at $10.00 per Unit expiring February 19, 2000.
@ Includes 5,000 Common Units owned as joint tenant with spouse and 5,000 Common Units controlled in custodial accounts of minor children.

         On May 10, 1999, the Issuer had 36,750,000 Common Units outstanding. The Holders, as of July 29, 1999, collectively own 2,884,100 Units of the Issuer's Common Units, constituting approximately 7.8% of all of the outstanding voting Common Units. The Holders' most recent Schedule 13D Amendment indicated that the Holders collectively owned 2,546,400 Units representing 6.9% of the outstanding Units of the Issuer. These numbers are erroneous. The correct numbers should have been 2,446,400 and 6.7% respectively.

         Transactions by the Holders in Common Units of the Issuer since the most recent filing of a Schedule 13D Amendment are as follows:

                                                  TYPE OF         NUMBER OF         PRICE/
          NAME                 DATE             TRANSACTION         UNITS            UNIT
          ----                 ----             -----------         -----            ----
Robert H. Paymar              05/07/99             Sell            35,000           8.8750
Robert H. Paymar              05/28/99              Buy            10,000           6.8125
Dr. Demetre Nicoloff          06/01/99              Buy             2,400           6.7059
Bruce E. Hendry               06/09/99              Buy            15,000           7.1250
Bruce E. Hendry               06/10/99              Buy            30,000           7.0000
Bruce E. Hendry               06/11/99              Buy            12,000           7.0625
Bruce E. Hendry               06/11/99              Buy             3,000           7.0000
Bruce E. Hendry               06/14/99              Buy            10,000           7.0000
Bruce E. Hendry               06/15/99              Buy            10,000           7.0000
Summit Capital*               06/18/99              Buy            20,300           6.8759
Bruce E. Hendry               06/21/99              Buy            20,000           6.9375
Dr. Demetre Nicoloff          06/21/99              Buy            30,000           6.9375
Summit Capital*               06/21/99              Buy             4,700           6.9375
James A. Potter               06/29/99              Buy             2,000           7.0625
James A. Potter               06/29/99              Buy             1,000           7.0625
James A. Potter               06/29/99              Buy             1,000           7.0625
James A. Potter               06/29/99              Buy             1,000           7.0625
Dr. Demetre Nicoloff          06/30/99              Buy             3,300           7.0000
Summit Capital*               07/13/99              Buy            20,500           6.8415
Summit Capital*               07/14/99              Buy             4,500           6.8125
Marc H. Kozberg               07/20/99              Buy            28,000           5.9507
Dr. Demetre Nicoloff          07/20/99              Buy             5,000           5.9506
Dr. Demetre Nicoloff          07/20/99              Buy            27,000           5.9506
Robert H. Paymar              07/20/99              Buy            10,000           5.9507
Summit Capital*               07/20/99              Buy            25,000           5.9507
Stanley I. Barenbaum          07/21/99              Buy            30,000           5.6354
Marc H. Kozberg               07/21/99              Buy            12,000           5.6354
Robert H. Paymar              07/21/99              Buy            10,000           5.6250
Summit Capital*               07/21/99              Buy            10,000           5.6354
Marc H. Kozberg               07/22/99              Buy            10,000           5.7495
Robert H. Paymar              07/22/99              Buy             5,000           5.8125
James A. Potter               07/22/99              Buy             5,000           5.9375
Summit Capital*               07/22/99              Buy             3,400           5.7495
Summit Capital*               07/23/99              Buy            11,600           5.7500
Summit Capital*               07/27/99              Buy            20,000           5.5938


TOTAL (SELL)                  (30,000)
TOTAL (BUY)                   412,700
                             --------
TOTAL (NET)                  (382,700)

*       Summit Capital Appreciation Fund, LP

         Additionally, Robert A. Paymar has engaged in transactions in options of the Issuer. As of the date of the last Schedule 13D Amendment, Mr. Paymar had sold options to purchase 50,000 Units at $10.00 expiring November 20, 1999. As the net effect of his transactions in options, as of July 28, 1999, Mr. Paymar had sold options to purchase 32,600 Units at $10.00 expiring November 20, 1999 and options to purchase 1,300 Units at $10.00 expiring February 19, 2000. Mr. Paymar engaged in the following transactions since the most recent Schedule 13D
Amendment:

OPTION                     DATE                ACTION       AMOUNT            PRICE
BCU Nov 7.5 Call           05/07/99            Sell         -1500             $2.6875
BCU Nov 7.5 Call           06/02/99            Buy          500               $1.2500
BCU Feb 10 Call            06/22/99            Sell         -2000             $1.1875
BCU Feb 10 Call            06/23/99            Sell         -1000             $1.1250
BCU Nov 7.5 Call           06/24/99            Buy          1000              $1.3125
BCU Feb 10 Call            07/14/99            Buy          700               $0.5625
BCU Nov 10 Call            07/15/99            Buy          5000              $0.3125
BCU Nov 10 Call            07/16/99            Buy          1500              $0.3125
BCU Nov 10 Call            07/19/99            Buy          400               $0.2500
BCU Nov 10 Call            07/20/99            Buy          5000              $0.1250
BCU Nov 10 Call            07/21/99            Buy          500               $0.1250
BCU Feb 10 Call            07/22/99            Buy          1000              $0.2500
BCU Nov 10 Call            07/23/99            Buy          5000              $0.1875

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Agreement as to joint filing pursuant to Regulation
Section 240.13d-1(f)(1)(iii).

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                       /s/ Bruce E. Hendry
                                                       -------------------------
                                                       Bruce E. Hendry

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                       /s/ Marc H. Kozberg
                                                       -------------------------
                                                       Marc H. Kozberg

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                       /s/ Dr. Demetre Nicoloff
                                                       -------------------------
                                                       Dr. Demetre Nicoloff

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                       /s/ G. James Spinner
                                                       -------------------------
                                                       G. James Spinner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                        /s/ Robert H. Paymar
                                                       -------------------------
                                                       Robert H. Paymar

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                        /s/ Stanley I. Barenbaum
                                                       -------------------------
                                                       Stanley I. Barenbaum

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                                       /s/ James A. Potter
                                                       -------------------------
                                                       James A. Potter

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    SUMMIT CAPITAL APPRECIATION
                                    FUND LP


                                     By: SCA Management Partners L.L.P.

                                          By: /s/ Marc H. Kozberg
                                              ----------------------------------
                                              Marc H. Kozberg, a partner

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    CURTIS L. CARLSON FOUNDATION


                                    By: /s/ Donna Snyder
                                        ---------------------------------------
                                        Donna Snyder, Secretary

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    NAFCO INSURANCE COMPANY LTD.
                                    OF BERMUDA


                                    By: /s/ Mary Stotts
                                        ---------------------------------------
                                        Mary Stotts, Authorized Agent

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    REVOCABLE TRUST OF GLEN D.
                                    NELSON


                                    By: /s/ Glen D. Nelson
                                        ---------------------------------------
                                        Glen D. Nelson, Trustee

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    CURTIS L. CARLSON OCTAGON
                                    TRUST


                                    By: /s/ John Flottmeier
                                        ---------------------------------------
                                        John Flottmeier, Trust Manager

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                        /s/ Scott C. Gage
                                        ---------------------------------------
                                        Scott C. Gage

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                        /s/ Richard C. Gage
                                        ---------------------------------------
                                        Richard C. Gage

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    REVOCABLE TRUST OF DIANA
                                    NELSON

                                    By:  /s/ Diana Nelson
                                        ---------------------------------------
                                        Diana Nelson, Trustee

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                         /s/ Geoffrey C. Gage
                                        ---------------------------------------
                                        Geoffrey C. Gage

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                        /s/ Wendy M. Nelson
                                        ---------------------------------------
                                        Wendy M. Nelson

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999

                                    JENNIFER L. NELSON TRUST


                                    By: /s/ Curtis C. Nelson
                                        ---------------------------------------
                                        Curtis C. Nelson, Trustee

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    JULIET A. NELSON TRUST


                                    By: /s/ Curtis C. Nelson
                                        ---------------------------------------
                                        Curtis C. Nelson, Trustee

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    REVOCABLE TRUST OF EDWIN C.
                                    GAGE TRUST


                                    By: /s/ John Flottmeier
                                        ---------------------------------------
                                       John Flottmeier, Trust Manager

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                   REVOCABLE TRUST OF BARBARA C.
                                   GAGE


                                    By: /s/ John Flottmeier
                                        ---------------------------------------
                                        John Flottmeier, Trust Manager

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 30, 1999
                                    BCU INVESTMENTS, L.L.C.


                                    By: /s/ Nasser J. Kazeminy
                                        ---------------------------------------
                                        Nasser J. Kazeminy, Chairman

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  July 30, 1999

                                        /s/ Nasser J. Kazeminy
                                        ---------------------------------------
                                        Nasser J. Kazeminy

                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D relating to Borden Chemicals and Plastics Limited Partnership is being filed on behalf of each of the undersigned.


                                     /s/ Bruce E. Hendry
                                     ------------------------------------------
                                     Bruce E. Hendry

                                     /s/ Marc H. Kozberg
                                     ------------------------------------------
                                     Marc H. Kozberg

                                     /s/ Dr. Demetre Nicoloff
                                     ------------------------------------------
                                     Dr. Demetre Nicoloff

                                     /s/ G. James Spinner
                                     ------------------------------------------
                                     G. James Spinner

                                     /s/ Robert H. Paymar
                                     ------------------------------------------
                                     Robert H. Paymar

                                     /s/ Stanley I. Barenbaum
                                     ------------------------------------------
                                     Stanley I. Barenbaum

                                     /s/ James A. Potter
                                     ------------------------------------------
                                     James A. Potter

                                     SUMMIT CAPITAL APPRECIATION
                                     FUND LP


                                     By: SCA Management Partners L.L.P.

                                         By: /s/ Marc H. Kozberg
                                            ------------------------------------
                                             Marc H. Kozberg, a partner

                                     CURTIS L. CARLSON FOUNDATION


                                     By:      /s/ Donna Snyder
                                        ----------------------------------------
                                              Donna Snyder, Secretary

                                     NAFCO INSURANCE COMPANY LTD.
                                     OF BERMUDA


                                     By:      /s/ Mary Stotts
                                        ----------------------------------------
                                              Mary Stotts, Authorized Agent

                                     REVOCABLE TRUST OF GLEN D.
                                     NELSON


                                     By:      /s/ Glen D. Nelson
                                        ----------------------------------------
                                              Glen D. Nelson, Trustee

                                     CURTIS L. CARLSON OCTAGON
                                     TRUST


                                     By:      /s/ John Flottmeier
                                        ----------------------------------------
                                              John Flottmeier, Trust Manager


                                     /s/ Scott C. Gage
                                     -------------------------------------------
                                     Scott C. Gage

                                     /s/ Richard C. Gage
                                     -------------------------------------------
                                     Richard C. Gage

                                     REVOCABLE TRUST OF DIANA
                                     NELSON

                                     By:      /s/ Diana Nelson
                                        ----------------------------------------
                                              Diana Nelson, Trustee

                                     /s/ Geoffrey C. Gage
                                     -------------------------------------------
                                     Geoffrey C. Gage

                                     /s/ Wendy M. Nelsoni
                                     -------------------------------------------
                                     Wendy M. Nelson

                                     JENNIFER L. NELSON TRUST

                                     By:      /s/ Curtis C. Nelson
                                        ----------------------------------------
                                              Curtis C. Nelson, Trustee

                                     JULIET A. NELSON TRUST

                                     By:      /s/ Curtis C. Nelson
                                        ----------------------------------------
                                              Curtis C. Nelson, Trustee

                                     REVOCABLE TRUST OF EDWIN C.
                                     GAGE

                                     By:      /s/ John Flottmeier
                                        ----------------------------------------
                                              John Flottmeier, Trust Manager

                                     REVOCABLE TRUST OF BARBARA C.
                                     GAGE

                                     By:      /s/ John Flottmeier
                                        ----------------------------------------
                                              John Flottmeier, Trust Manager

                                     BCU INVESTMENTS, L.L.C.

                                     By:      /s/ Nasser J. Kazeminy
                                        ----------------------------------------
                                              Nasser J. Kazeminy, Chairman

                                     /s/ Nasser J. Kazeminy
                                     -------------------------------------------
                                     Nasser J. Kazeminy